I, Rudy De Leon, certify that:

(1) the financial statements of Genie Lens included in this Form are true and complete in all material respects; and

(2) the tax return information of Genie Lens included in this Form reflects accurately the information reported on the tax return for Genie Lens filed for the fiscal year ended Dec 31st, 2020.

Rudy De Leon

Rudy De Leon
CEO

3rd, Aug 2021

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.